

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Via Email
Jason T. Kalisman
Interim Chief Executive Officer and Director
Morgans Hotel Group Co.
475 Tenth Ave.
New York, NY 10018

> **Re: Morgans Hotel Group**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2014**
> **File No. 001-33738**

Dear Mr. Kalisman:

We have reviewed your filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The preliminary proxy statement was filed using the EDGAR tag "PRE 14A" rather than the required tag "PREC14A," which tag indicates that the materials relate to a contested election of directors. Please file the amended proxy statement with the PREC14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated. In addition, please contact the "Post-Corrections" group of in our Office of Information Technology at 202.551.3600, option # 5, and request that the PRE 14A filing be given the appropriate EDGAR header tag.

Who is…bearing the cost of such solicitation?, page 7

2. Item 4(b) of Schedule 14A requires disclosure of costs "in connection with the solicitation." Instruction 1 to this requirement indicates that such costs include "fees for attorneys…and other costs incidental to the solicitation." Advise us, with a view towards disclosure, whether or not the legal fees being paid to Ropes and Gray LLP have been included within the estimated costs associated with this solicitation and the extent to which such costs will be disclosed if not "normally expended" by the registrant.

Proposal 1: Election of Directors…, page 9

3. Please revise to state the basis for the Corporate Governance and Nominating Committee's recommendation to the Board that the size of the Board be increased from seven to nine directors. In revising the disclosure, please indicate whether or not the recommendation was made in response to the solicitation in opposition and intended to prevent Kerrisdale from nominating a full slate of directors.

4. Advise us, with a view toward revised disclosure, whether or not any arrangement or understanding exists with respect to the registrant and any of its nominees regarding indemnification or otherwise pursuant to which such person may be selected as an officer. Refer to Item 7 of Schedule 14A and Item 401(b) of Regulation S-K.

Potential Payments upon Termination or Change of Control, page 40

5. Advise us, with a view toward revised disclosure, whether the successful election of at least five of the Kerrisdale nominees in and of itself could result in any of the potential payments disclosed in this section being made to any of the registrant's officers or directors.

Important Notice Regarding the Availability of Proxy Materials…, page 63

6. We noticed that the proxy statement and the proxy card will be available at a dedicated website. Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

Appendix B

7. In light of the requirement to disclose criminal convictions within the last ten years to the extent specified in Item 5(b)(1)(iii) of Schedule 14A, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via Email
        David A. Fine
        Jeffrey R. Katz
        Ropes & Gray LLP